UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Amendment No. 6

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)) UNDER THE

SECURITIES EXCHANGE ACT OF 1934

CAREVIEW COMMUNICATIONS, INC.

(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE PER SHARE

(Title of Class of Securities)

141743 10 4

(CUSIP Number)

STEVEN G. JOHNSON

405 State Highway 121, Suite B-240

Lewisville, TX 75067

(972) 943-6050

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

        February 23, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141743 10 4	Page 2 of 13

1.		Name of Reporting Persons. Steven G. Johnson
2.		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds OO-Other
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,509,004(1)(2)(3)(4)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 41,509,004(1)(2)(3)(4)
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 41,509,004(1)(2)(3)(4)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount of Row (11) 25.1%(5)
14.		Type of Reporting Person IN

(1)	Includes 550,001 shares of Common Stock underlying warrants exercisable at any time.
(2)	Includes 24,421,743 shares of Common Stock underlying convertible notes convertible at any time.
(3)	Includes 766,667 shares of Common Stock underlying options exercisable within sixty days.
(4)	Includes 15,561,616 shares of Common Stock held by SJ Capital, LLC.
(5)	Based on 139,380,748 shares of Common Stock outstanding as of May 15, 2018 as reported in the Issuer’s Form 10-Q filed on May 15, 2018, and an additional 25,738,411 shares which would be outstanding if all of Mr. Johnson’s options exercisable within sixty days, warrants and convertible notes were exercised or converted.

CUSIP No. 141743 10 4	Page 3 of 13

1.		Name of Reporting Persons. SJ Capital, LLC, a Delaware entity solely owned Steven G. Johnson (“SJ Capital”)
2.		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds OO-Other
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,561,616
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 15,561,616
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 15,561,616
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount of Row (11) 11.2%(1)
14.		Type of Reporting Person OO

(1)	Based on 139,380,748 shares of Common Stock outstanding as of May 15, 2018 as reported in the Issuer’s Form 10-Q filed on May 15, 2018.

CUSIP No. 141743 10 4	Page 4 of 13

This Amendment No. 6 to Schedule 13D (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed with the Securities and Exchange Commission on September 29, 2010, as amended by subsequent Schedules 13D filed on each of January 30, 2012, August 17, 2012, January 3, 2013, April 1, 2013 and February 19, 2015. This Amendment is being filed to report amendments in Items 3, 5, 6 and 7.

Item 1.         Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $.001 par value, of CareView Communications, Inc., a Nevada corporation (“Company” or “Issuer”). The address of the principal executive office of the Company is 405 State Highway 121, Suite B-240, Lewisville, TX 75067.

Item 2.         Identity and Background.

(a)

Names: Steven G. Johnson and SJ Capital (the “Reporting Persons”).

(b)

Residence or Business Address of Reporting Persons:

405 State Highway 121, Suite B-240, Lewisville, TX 75067.

(c)

Present principal occupation or employment: Steven G. Johnson is President, Chief Executive Officer, Secretary and Treasurer of the Company. Mr. Johnson also serves as one of the Company’s directors.

(d)

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f)

Citizenship: United States of America.

CUSIP No. 141743 10 4	Page 5 of 13

Item 3.         Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

OO-Other

PF-Personal Funds

AF-Affiliate

Acquisition of Shares of the Issuer

On September 28, 2007, CareView Communications, Inc., a Texas corporation (“CareView-TX”), its shareholders, and Ecogate, Inc. entered into a Securities Exchange Agreement (the “Agreement”), pursuant to which Ecogate, Inc. issued 87,684,910 shares of its Common Stock to the CareView-TX shareholders in exchange for 100% of the outstanding stock of CareView-TX. Upon the closing of the Agreement, the shares of CareView-TX owned by InvestSearch, LLC, an entity of which Mr. Johnson owned 22.5% (“InvestSearch”), was exchanged for 11,104,334 shares of Ecogate, Inc. (Ecogate, Inc. subsequently changed its name to CareView Communications, Inc., which is now a Nevada corporation and the Issuer.)

On July 7, 2009, the members of InvestSearch agreed to distribute its 11,104,334 shares and Mr. Johnson, through SJ Capital, received 1,280,136 of those shares.

On November 23, 2007, SJ Capital was transferred 12,038,175 shares of the Company’s Common Stock from Recap Group, LLC, an entity solely owned by David Webb, in exchange for the transfer to Mr. Webb of cash and securities of non-affiliated companies owned by Mr. Johnson. Mr. Webb served as a director of the Company at the time of the transfer.

On November 11, 2008, the Company converted a loan from Sat-Net Communications, LLC, an entity of which Mr. Johnson owned 25% (“Sat-Net”), in which aggregated principal and interest of $153,911.88 was converted into 295,984 shares of the Company’s Common Stock at $0.52 per share. On June 1, 2010, the members of Sat-Net agreed to distribute its 295,984 shares and SJ Capital received 73,996 of those shares.

On January 8, 2010, SJ Capital was transferred 1,023,403 shares of the Company’s Common Stock from an unaffiliated party in a private transaction.

On August 25, 2011, Mr. Johnson acquired 6,957 shares of the Company’s Common Stock from an unaffiliated party in a private transaction.

On August 15, 2012 and August 16, 2012, Mr. Johnson acquired 165,350 and 86,400 shares of the Company’s Common Stock, respectively, from unaffiliated parties in a private transaction.

On March 27, 2013, the Company executed a Securities Purchase Agreement (the “Purchase Agreement”) with multiple investors (collectively, the “Investors”) relating to the sale and issuance of shares of the Company’s common stock and warrants to purchase common stock in a private offering. At the closing on April 1, 2013, Mr. Johnson purchased 202,020 shares of the Company’s Common Stock at a price of $0.495 per share for an aggregate purchase price of $100,000. Mr. Johnson did not purchase any warrants thereunder.

CUSIP No. 141743 10 4	Page 6 of 13

Between November 20, 2014 and December 4, 2014, Mr. Johnson, through SJ Capital, purchased 400,000 shares of the Company’s Common Stock in the market.

Between November 19, 2015 and December 4, 2015, Mr. Johnson, through SJ Capital, purchased 120,000 shares of the Company’s Common Stock in the market.

Between June 2, 2016 and November 17, 2016, Mr. Johnson, through SJ Capital, purchased 2,200,000 shares of the Company’s Common Stock in the market.

Disposition of Shares of the Issuer

Between November 2008 and September 29, 2010, Mr. Johnson, through SJ Capital, transferred an aggregate of 885,844 shares in private transactions.

On December 15, 2010, Mr. Johnson, through SJ Capital, transferred 190,000 shares in a private transaction.

On December 31, 2012, Mr. Johnson, through SJ Capital, transferred 750,000 shares in a private transaction.

Acquisition of Derivative Securities of the Issuer

Non-Qualified Stock Options (“Options”)

On January 6, 2010, Mr. Johnson was issued an Option under the CareView Communications 2009 Stock Incentive Plan (the “2009 Plan”) for 50,000 underlying shares of the Company’s Common Stock at an exercise price of $0.52 per share. The underlying shares of the ten-year Option vested immediately upon issuance. The Option was issued in exchange for the services provided by Mr. Johnson for the year ended December 31, 2009 in his role as a director.

On March 26, 2010, Mr. Johnson was issued an Option under the 2009 Plan for 50,000 underlying shares of the Company’s Common Stock at an exercise price of $0.52 per share. The underlying shares of the ten-year Option vest on December 31, 2010. The Option was issued in exchange for the services already provided and to be provided by Mr. Johnson for the year ending December 31, 2010 in his role as a director.

On December 7, 2016, Mr. Johnson was issued an Option under the CareView Communications 2016 Stock Incentive Plan for 2,000,000 underlying shares of the Company’s Common Stock at an exercise price of $0.10 per share. The ten-year Option vests as to 666,667 shares on each of December 7, 2017 and December 7, 2018 and as to 666,666 shares on December 7, 2019. The Option was issued in exchange for the services to be provided by Mr. Johnson in his role as Chief Executive Officer.

On November 30, 2017, Mr. Johnson was issued an Option under the CareView Communications 2016 Stock Incentive Plan for 666,667 underlying shares of the Company’s Common Stock at an exercise price of $0.11 per share. The ten-year Option vests as to 222,223 shares on November 30, 2018 and as to 222,222 shares on each of November 30, 2019 and November 30, 2020. The Option was issued in exchange for the services to be provided by Mr. Johnson in his role as Chief Executive Officer.

CUSIP No. 141743 10 4	Page 7 of 13

Senior Secured Convertible Note due 2025 and Common Stock Purchase Warrants

On December 15, 2014, the Company entered into a Fifth Amendment to Note and Warrant Purchase Agreement (the “Fifth Amendment”) with the HealthCor Parties and certain additional investors party thereto (such additional investors, the “Fifth Amendment New Investors” and, collectively with the HealthCor Parties, the “Fifth Amendment Investors”) to sell and issue (i) additional notes in the initial aggregate principal amount of $6,000,000, with a conversion price per share equal to $0.52 (subject to adjustment as described therein) (the “Fifth Amendment Supplemental Closing Notes”) and (ii) additional warrants to purchase an aggregate of up to 3,692,308 shares of our Common Stock at an exercise price per share equal to $0.52 (subject to adjustment as described therein) (the “Fifth Amendment Supplemental Warrants”).

The Fifth Amendment New Investors included all but one of the Company’s current directors as well as one of the Company’s officers who is not also a director. The closing date of the transaction was February 17, 2015 (the “Fifth Amendment Supplemental Closing Date”). On the Fifth Amendment Supplemental Closing Date, each of the Fifth Amendment Investors purchased the Fifth Amendment Supplemental Closing Notes and the Fifth Amendment Supplemental Warrants for cash, payable by wire transfer in same day funds to an account specified by the Company.

The Purchase Agreement and Fifth Amendment provide that the Company grant to the Fifth Amendment Investors a security interest in the assets of the Company as collateral for payment of the Fifth Amendment Supplemental Closing Notes, evidenced by that certain Pledge and Security Agreement dated as of April 20, 2011 (the “Security Agreement”) and by that certain Intellectual Property Security Agreement dated as of April 20, 2011 (the “IP Security Agreement”). On the Fifth Amendment Supplemental Closing Date, the Company entered into an amended and restated Security Agreement and an amended and restated IP Security Agreement in order, among other things, to add the Fifth Amendment New Investors as secured parties (such amended and restated agreements, respectively the “Amended Security Agreement” and the “Amended IP Security Agreement”).

The Purchase Agreement and the Fifth Amendment Supplemental Closing Notes also provide that the Company grant registration rights to the Fifth Amendment Investors for the Common Stock into which the Fifth Amendment Supplemental Closing Notes may be converted and that may be issued upon exercise of the Fifth Amendment Supplemental Warrants as provided for by that certain Registration Rights Agreement dated as of April 20, 2011 (the “Registration Rights Agreement”).

Mr. Johnson is one of the Fifth Amendment New Investors. On the Fifth Amendment Supplemental Closing Date, Mr. Johnson purchased a Senior Secured Convertible Note in the amount of $650,000 which is immediately convertible into shares of the Company’s Common Stock at a conversion price of $0.52 per share (subject to adjustment as described therein) and has a maturity date of February 16, 2025. In connection therewith, Mr. Johnson was also issued Fifth Amendment Supplemental Warrants for the purchase of 400,001 shares of the Company’s Common Stock at an exercise price per share equal to $0.52 (subject to adjustment as described therein). The Fifth Amendment Supplemental Warrants were exercisable upon issuance and have an expiration date of February 17, 2025.

CUSIP No. 141743 10 4	Page 8 of 13

Senior Secured Convertible Note due February 2028 and Common Stock Purchase Warrants

On February 23, 2018, the Company entered into an Eighth Amendment to Note and Warrant Purchase Agreement (the “Eighth Amendment”) with the Fifth Amendment New Investors (the “Existing Investors”), an additional investor party thereto (such additional investor, the “New Investor” and, collectively with the Existing Investors, the “Eighth Amendment Investors”) and the HealthCor Parties (solely in their capacity as the majority holders approving the Eighth Amendment and not as investors), pursuant to which the Company sold and issued, for an aggregate of $2,050,000 in cash, to the Eighth Amendment Investors on such date (i) additional notes in the initial aggregate principal amount of $2,050,000, with a conversion price per share equal to $0.05 (subject to adjustment as described therein) and a maturity date of February 22, 2028 (the “Eighth Amendment Supplemental Closing Notes”) and (ii) additional warrants to purchase an aggregate of up to 512,500 shares of the Company’s Common Stock at an exercise price per share equal to $0.05 (subject to adjustment as described therein) and with an expiration date of February 23, 2028 (the “Eighth Amendment Supplemental Warrants”).

The Existing Investors were composed of all but one of the Company’s directors as well as one of the Company’s officers who is not also a director. Of the total amount of Eighth Amendment Supplemental Closing Notes and Eighth Amendment Supplemental Warrants issued and sold by the Company pursuant to the Eighth Amendment, such directors and officer purchased, in aggregate, Eighth Supplemental Closing Notes in the initial aggregate principal amount of $1,950,000 and Eighth Amendment Supplemental Warrants to purchase an aggregate of up to 487,500 shares of our Common Stock.

The closing date of the transaction was February 23, 2018 (the “Eighth Amendment Supplemental Closing Date”). On the Eighth Amendment Supplemental Closing Date, each of the Eighth Amendment Investors purchased the Eighth Amendment Supplemental Closing Notes and the Eighth Amendment Supplemental Warrants for cash, payable by wire transfer in same day funds to an account specified by the Company.

The Purchase Agreement and Eighth Amendment provide that the Company grant to the Eighth Amendment Investors a security interest in the assets of the Company as collateral for payment of the Eighth Amendment Supplemental Closing Notes, evidenced by the Amended Security Agreement and by the Amended IP Security Agreement.

The Purchase Agreement and the Eighth Amendment Supplemental Closing Notes also provide that the Company grant registration rights to the Eighth Amendment Investors for the Common Stock into which the Eighth Amendment Supplemental Closing Notes may be converted and that may be issued upon exercise of the Eighth Amendment Supplemental Warrants as provided for by the Registration Rights Agreement.

Mr. Johnson is one of the Existing Investors. On the Eighth Amendment Supplemental Closing Date, Mr. Johnson purchased a Senior Secured Convertible Note in the amount of $600,000 which is immediately convertible into shares of the Company’s Common Stock at a conversion price of $0.05 per share (subject to adjustment as described therein) and has a maturity date of February 22, 2028. In connection therewith, Mr. Johnson was also issued Eighth Amendment Supplemental Warrants for the purchase of 150,000 shares of the Company’s Common Stock at an exercise price per share equal to $0.05 (subject to adjustment as described therein). The Eighth Amendment Supplemental Warrants were exercisable upon issuance and have an expiration date of February 23, 2028.

CUSIP No. 141743 10 4	Page 9 of 13

Senior Secured Convertible Note due July 2028

On July 13, 2018, the Company entered into a Tenth Amendment to Note and Warrant Purchase Agreement (the “Tenth Amendment”) with the Existing Investors listed in Annex I to the Tenth Amendment (the “Tenth Amendment Investors”) and the HealthCor Parties (solely in their capacity as majority holders (acting together with the Tenth Amendment Investors) approving the Tenth Amendment and not as investors), pursuant to which the Company sold and issued, for an aggregate of $1,000,000 in cash, to the Tenth Amendment Investors on such date additional notes in the initial aggregate principal amount of $1,000,000, with a conversion price per share equal to $0.05 (subject to adjustment as described therein) and a maturity date of July 12, 2028 (the “Tenth Amendment Supplemental Closing Notes”). The Tenth Amendment Investors were composed entirely of the Company’s directors.

The closing date of the transaction was July 13, 2018 (the “Tenth Amendment Supplemental Closing Date”). On the Tenth Amendment Supplemental Closing Date, each of the Tenth Amendment Investors purchased the Tenth Amendment Supplemental Closing Notes for cash, payable by wire transfer in same day funds to an account specified by the Company.

The Purchase Agreement and Tenth Amendment provide that the Company grant to the Tenth Amendment Investors a security interest in the assets of the Company as collateral for payment of the Tenth Amendment Supplemental Closing Notes, evidenced by the Amended Security Agreement and by the Amended IP Security Agreement.

The Purchase Agreement and the Tenth Amendment Supplemental Closing Notes also provide that the Company grant registration rights to the Tenth Amendment Investors for the Common Stock into which the Tenth Amendment Supplemental Closing Notes may be converted as provided for by the Registration Rights Agreement.

Mr. Johnson is one of the Tenth Amendment Investors. On the Tenth Amendment Supplemental Closing Date, Mr. Johnson purchased a Senior Secured Convertible Note in the amount of $500,000 which is immediately convertible into shares of the Company’s Common Stock at a conversion price of $0.05 per share (subject to adjustment as described therein) and has a maturity date of July 12, 2028.

Item 4.         Purpose of Transaction.

See Item 3 above.

The Reporting Persons have no plans which relate to or would result in:

(a)     the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)     an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)     A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)     Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)     Any material change in the present capitalization or dividend policy of the issuer;

CUSIP No. 141743 10 4	Page 10 of 13

(f)

Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)

Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

Any action similar to any of those enumerated above.

Item 5.        Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)

Mr. Johnson directly owns 208,977 shares of the Company’s Common Stock. Mr. Johnson indirectly owns 15,561,616 shares of the Company’s Common Stock through SJ Capital. Mr. Johnson directly owns 24,421,743 shares that may be acquired upon conversion of the Fifth Amendment Supplemental Closing Note (including interest paid in kind through June 30, 2018), the Eighth Amendment Supplemental Closing Note (including interest paid in kind through June 30, 2018) and the Tenth Amendment Supplemental Closing Note. Mr. Johnson directly owns Warrants for the purchase of 550,001 shares and Options for the purchase of 766,667 shares exercisable within sixty days, bringing his direct and indirect ownership to an aggregate of 41,509,004 shares. The percentage of class for Mr. Johnson is 25.1% and is based on 165,119,159 shares which would be outstanding if all of Mr. Johnson’s Warrants and Options were exercised and the Fifth Amendment Supplemental Closing Note, the Eighth Amendment Supplemental Closing Note and the Tenth Amendment Supplemental Closing Note were converted.

SJ Capital directly owns 15,561,616 shares of the Company’s Common Stock. The percentage of class for SJ Capital is 11.2% and is based on 139,380,748 shares outstanding.

(b)

Mr. Johnson has sole power to vote or direct the vote and the power to dispose or to direct the disposition of the 41,509,004 shares of the Company’s Common Stock owned directly or indirectly by him or to be acquired by him through the exercise of Warrants and Options and the conversion of the Fifth Amendment Supplemental Closing Note, the Eighth Amendment Supplemental Closing Note and the Tenth Amendment Supplemental Closing Note. (See Rows 7-10 of page 2 herein.)

Mr. Johnson through SJ Capital has sole power to vote or direct the vote and the power to dispose or to direct the disposition of the 15,561,616 shares of the Company’s Common Stock owned directly by SJ Capital. (See Rows 7-10 of page 3 herein.)

(c)

Please see Item 3 above for the description of the transactions relative to the shares and derivative securities acquired by the Reporting Persons.

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(d)

The Reporting Persons know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares or derivative securities.

(e)

Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

Item 6 is hereby amended and restated in its entirety as follows:

Except as outlined hereinabove, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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Item 7.         Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit No.	Date of Document	Description of Document
1.0	09/27/07	Securities Exchange Agreement by and between Ecogate, Inc., CareView Communications, Inc., and Shareholders of CareView Communications, Inc.(1)
1.1	12/03/07	Non-Qualified Stock Option, form of(1)
1.2	09/11/09	CareView Communications, Inc. 2009 Stock Incentive Plan(1)
1.3	03/27/13	Securities Purchase Agreement, form of(2)
1.4	12/15/14	Fifth Amendment to Note and Warrant Purchase Agreement between the Company and HealthCor(3)
1.5	12/15/14	Form of Fifth Amendment Supplemental Closing Note(3)
1.6	12/15/14	Form of Fifth Amendment Supplemental Warrant(3)
1.7	02/17/15	Form of Amended Pledge and Security Agreement between the Company and HealthCor Partners Fund, LP and HealthCor Hybrid Offshore Master Fund, LP(4)
1.8	02/17/15	Form of Amended Intellectual Property Security Agreement between the Company and HealthCor Partners Fund, LP and HealthCor Hybrid Offshore Master Fund, LP(4)
1.9	12/07/16	CareView Communications, Inc. 2016 Stock Incentive Plan(5)
1.10	02/23/18	Eighth Amendment to Note and Warrant Purchase Agreement, among the Company, HealthCor Partners Fund, LP, HealthCor Hybrid Offshore Master Fund, LP and the investors party thereto(6)
1.11	02/23/18	Form of Eighth Amendment Supplemental Closing Note(6)
1.12	02/23/18	Form of Eighth Amendment Supplemental Warrant(6)
1.13	07/13/18	Tenth Amendment to Note and Warrant Purchase Agreement, among the Company, HealthCor Partners Fund, L.P., HealthCor Hybrid Offshore Master Fund, L.P. and the investors party thereto(7)
1.14	07/13/18	Form of Tenth Amendment Supplemental Closing Note(7)

____________________

(1)	Filed as an exhibit to the Company’s Registration Statement on Form 10 filed with the Commission on August 23, 2010 and incorporated herein by reference.
(2)	Filed as an exhibit to the Company’s Current Report on Form 8-K filed with the Commission on March 28, 2013 and incorporated herein by reference.
(3)	Filed as an exhibit to the Company’s Current Report on Form 8-K filed with the Commission on December 19, 2014 and incorporated herein by reference.
(4)	Filed as an exhibit to the Company’s Annual Report on Form 10-K filed with the Commission on March 31, 2015 and incorporated herein by reference.
(5)	Filed as an exhibit to the Company’s Current Report on Form 8-K filed with the Commission on January 9, 2017 and incorporated herein by reference.
(6)	Filed as an exhibit to the Company’s Current Report on Form 8-K filed with the Commission on February 26, 2018 and incorporated herein by reference.
(7)	Filed as an exhibit to the Company’s Current Report on Form 8-K filed with the Commission on July 16, 2018 and incorporated herein by reference.

(Signature page follows)

CUSIP No. 141743 10 4	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 14, 2018	By:	/s/ Steven G. Johnson
Steven G. Johnson, an individual, and as Sole Member of SJ Capital, LLC